September 18, 2019

Mark A. Wallace
Executive Vice President   Chief Financial Officer and Treasurer
Uniti Group Inc.
10802 Executive Center Drive
Benton Building Suite 300
Little Rock, Arkansas 72211

       Re: Uniti Group Inc.
           Form 10-K for the year ended December 31, 2018
           Filed March 18, 2019
           File No. 001-36708

Dear Mr. Wallace:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2019

Item 1 Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Straight-Line Revenue Receivable, page 13

1. We note your disclosure that you have evaluated the collectability of the straight-line revenue receivable related to Windstream in light of Windstream's pending bankruptcy.
      We further note that you have accounted for the elimination of this receivable as an adjustment to equity as a result of the adoption of ASC Topic 842. Given the write off was in response to Windstream's pending bankruptcy, which occurred in February
      2019, please explain to us how you determined it should be accounted for as an effect of adopting a new accounting principal. In your response, please also tell us what consideration was given to writing off the receivable as of December 31, 2018.
 Mark A. Wallace
Uniti Group Inc.
September 18, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at
202-551-
3438 with any questions.



                                                          Sincerely,
FirstName LastNameMark A. Wallace
                                                          Division of
Corporation Finance
Comapany NameUniti Group Inc.
                                                          Office of Real Estate
and
September 18, 2019 Page 2                                 Commodities
FirstName LastName